June 28, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HanTang Culture & Education Holding Group Ltd

Form S-1

Filed May 2, 2019

File No. 333-231170

To the men and women of the SEC:

On behalf of HanTang Culture & Education Holding Group Ltd (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 29, 2019 addressed to Meimei Ni, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1 on May 2, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have revised the section titled, “Description of Facilities” to make clear we utilize home office space and perform services at the location(s) at which our client(s) reside. We have added additional risk factors, that we believed were pertinent, to page 5.

Registration Statement on Form S-1 Filed May 2, 2019

The Company, page 2

1. We note that you have nominal operations and assets, and that your activities have been limited to "planning and development of [y]our future business operations." It appears, therefore, that you are a shell company as defined under Rule 405 of the Securities Act of 1933. Please revise your filing to disclose that you are a shell company as defined under the Securities Act, and to discuss the resale limitations of Rule 144(i) in your filing.

Company Response:

We do not believe we are a shell company as defined under Rule 405 of the Securities Act of 1933.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The above definition of a shell company does not include a “start-up” company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

HanTang Culture & Education Holding Group Ltd. is considered a start-up stage company pursuing an actual business.

Footnote 172 to SEC Release No. 33-8587 (the “Release”) states that “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

In adopting the definition of a shell company in the “Release”, the Commission also stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

HanTang Culture & Education Holding Group Ltd believes that it has more than nominal operations given the fact that the Company has initiated operations and taken affirmative actions to carry out its bona fide business plan. It has hired additional staff, as added on page 13, established an office space, and has generated revenue. This revenue was generated from offering training courses to Kindergarten teachers. Our Directors, Meimei Ni and Jingyi Liao led the training courses.

In conclusion, in light of the fact that the above SEC release was not put together with the intent to categorize “start-ups” with a true business plan, such as HanTang Culture & Education Holding Group Ltd., and coupled with the fact that the Company has commenced substantive business activity, generated revenues, and provided bona fide services of which the Company believes to be more than nominal, the Company believes it is not a shell Company pursuant to the aforementioned definition and SEC Release.

As a supplement to the above we have added the following to page 2: “We do not believe that we are a shell Company. Currently, we do not have plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. At this time, the company’s officers and directors, any company promoters, and or their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

2. Please revise at page 3 to clarify that you will file a prospectus supplement, as opposed to an information statement, to disclose any extension to the offering.

Company Response:

We have revised page 3 so that it now includes the following language: “We will notify investors by filing a prospectus supplement that will be available for public viewing on the SEC Edgar Database of any such extension of the offering.”

3. Please revise your registration statement to include a discussion of the costs and effects of all existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K. For example:

-We note that you intend to provide "cultural educational services," that will include programs for both teachers and programs for children between three and six years of age. Please revise to indicate whether, under Chinese laws and regulations, you have established a "private school." If so, indicate whether it is a profit, or non profit, private school. Disclose and discuss all applicable regulations and rules under the Amended Private Education Law, including the need to obtain educational licenses and business permits.

-Discuss Chinese regulation of foreign ownership and how it applies to your current and planned operations. Disclose whether your education services fall within the "negative list" of industries that are restricted or prohibited for foreign investment. Discuss the organizational structure of your company and how it complies with China's new Foreign Investment Law.

Company Response:

We have added additional disclosure regarding potential government regulations on page 15.

Risk Factors, page 5

4. Please revise your Risk Factors section to address in a more fulsome way risks attendant not only to conducting operations in China generally, but also those risks specific to conducting a business providing education services in China. Include, as applicable, risks related to concentration of revenues from one area only, risks associated with obtaining all necessary approvals and licenses from relevant Chinese authorities, risks of failing to attract and retain students at your school, risks associated with changes in PRC regulatory requirements regarding private education, and risks associated with uncertainties regarding the interpretation and application of the Foreign Investment Law. Please note that these are examples only.

Company Response:

We have added several risk factors throughout the Risk Factor section in order to address the risks attendant to conducting operations in China specifically, and generally, as they pertain to our business.

Management's Discussion and Analysis, page 14

5. Please discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs and the source of funds. Explain clearly what steps you have taken to date and which steps remain to be implemented. We note your extensive plans set forth in your description of business beginning on page 15.

Company Response:

We have amended page 14 accordingly.

Results of operations for the year ended March 31, 2019, page 14

6. Please revise to indicate how the company generated $7,452 in revenues in the first quarter of 2019. Also discuss your cost of revenues.

Company Response:

We have amended accordingly.

Cash Provided By Financing Activities, page 14

7. You disclose that cash provided by financing activities was $40,580, mainly from the issuance of shares. You then disclose shares issuance for proceeds of $16,380. Please discuss the remaining financing activities of $24,200.

Company Response:

We have revised page 14. It now includes the following language: “As of March 31, 2019 we had $24,200 due to our director, Jingyi Liao, as a result of monies loaned to the Company to make bank deposits for working capital, to pay for incorporation fees, and to fund the purchase of office equipment.”

Description of Business Overview, page 15

8. Please revise at paragraph four to indicate whether or not the company intends to provide online courses in the future. If so, please also discuss applicable regulations governing internet provision of educational content under Chinese law.

Company Response:

We have added the following language to page 15:

“It is possible that the Company may evaluate the possibility of providing online courses in the future, but at present no such plans are being contemplated and as such the Company has not determined feasibility of this strategy and/or any regulations, governmental or otherwise, that would need to be observed.”

Use of Proceeds, page 16

9. In addition to the tables on page 16, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed disclosure elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

Company Response:

We have amended page 16 accordingly.

10. We note that the company owes $28,329 to two directors, Meimei Ni and Jingyi Liao. Disclose whether you intend to repay these loans with the offering proceeds.

Company Response:

We have added the following to page 16: “We do not intend to repay any loans to our Officers and or Directors with offering proceeds, but rather with future revenues.”

Reports to Security Holders, page 21

11. Disclose whether you intend to register your common stock under Section 12 of the Securities Exchange Act of 1934, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, revise your disclosure so that it reflects the reporting requirements of a company that only has a reporting obligation pursuant to Section 15(d) of the Exchange Act. Also provide risk factor disclosure, if appropriate, that discusses the possibility that your periodic reporting obligations will be suspended under Section 15(d) if you have less than 300 holders of record in the fiscal year after the year of effectiveness of the registration statement.

Company Response:

We have added the following language to page 21 and as a risk factor on page 10:

“We do not intend to register our common stock under Section 12 of the Securities Exchange Act of 1934, such as by filing a Form 8-A registration statement. Upon effectiveness, we believe we will only have a reporting requirement pursuant to Section 15(d) of the Exchange Act. Section 15(d) (15 USCS § 78p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which provides that any issuer who registers a class of securities under the Securities Act of 1933, as amended (the “Securities Act”) shall become subject to periodic reporting requirements under Section 13(a) (15 USCS § 78m) of the Exchange Act, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Pursuant to section 15(d) of the Exchange Act, our Reporting Requirements may be suspended if either is to occur: if the class of securities registered with the SEC is held by less than 300 record holders at the beginning of any fiscal year (other than a year in which the registration statement became effective) or (ii) at any time, by relying on Exchange Act Rule 12h-3’s conditional suspension, if the class of securities is held by less than 300 record holders or less than either 2,000 record holders or 500 non-accredited record holders and the issuer’s assets do not exceed $10 million at the end of each of its last three fiscal years.)”

Report of Independent Registered Public Accounting Firm, page F-2

12. Please have your independent auditor revise their report to reflect the period from inception on January 2, 2019 through March 31, 2019 to align with your audited financial statements. Refer to PCAOB Auditing Standard AS 3101, paragraph 8c.

Company Response:

Our auditor has revised the date on the report included herein.

General

13. Please revise to indicate who is signing in the capacity of principal financial officer, controller, or principal accounting officer. Please refer to Instruction 1 to Signatures to Form S-1.

Company Response:

We have revised accordingly.

Date: June 28, 2019

/s/ Meimei Ni

Meimei Ni

Chief Executive Officer